Transition Agreement Between Bene Co., Ltd and Bene IO, Inc.

Effective January 1, 2007

This Transition Agreement entered into as of January 1, 2007, between Bene Co., Ltd. ("BC"), a Japan corporation, and Bene IO, Inc. ("IO"), a Delaware corporation.

RECITALS

Whereas, the Board of Directors of Bene Co. and Bene IO have each determined that it would be appropriate and desirable for BC to contribute and transfer to IO, and for IO to receive and assume, directly or indirectly, substantially all of the assets of BC, but none of the liabilities associated with BC;

Whereas BC has acquired IO and caused IO to be re-incorporated in order to effect the transition;

Whereas BC seeks to become a public company and BC believes that being a public company with its HQ in the U.S. will facilitate sales;

Whereas IO is a U.S. public company;

Whereas the parties intend in this Agreement to set forth the principal arrangements between them regarding the transition of BC to IO;

Whereas in consideration of the receipt noted above, the major shareholders (see attached list) will receive stock certificates of IO which amounts to the percentage of ownership equaling 99%.

Now, therefore, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I – TRANSITION

Section 1.1 Unless otherwise provided in this Agreement or in any agreement to be executed in connection with this Agreement, the effective time and date of each transfer of assets shall take place through out the year of 2007.

ARTICLE II – DOCUMENTS AN ITEMS TO BE DELIVERED IN 2007

Section 2.1 Documents to Be Delivered By BC. During 2007, BC will deliver to IO any and all certificates representing any stock and /or investments, and any other assets that have certificates of ownership.

Section 2.2 Resignations of each person who is an officer or director of BC and their acceptance of employment with IO during the transition period in 2007.

Section 2.3 Any other agreements, documents or instruments as the parties may agree are necessary or desirable in order to achieve the purpose of the transfer.

ARTICLE III – REPRESENTATIONS OR WARRANTY

BC does not, in the agreement or any other agreement, instrument or document make any representation as to the value of any asset or thing of value to be transferred to IO or the freedom from encumbrance of any asset or thing of value to be transferred to IO.

ARTICLE IV – MISCELLANEOUS

In no event shall any member of the BC group or IO group be liable to any other member of the BC group or IO group for any special, consequential, indirect, incidental or punitive damages or lost profits, however caused and on any theory of liability (including negligence) arising in any way out of this agreement.

Section 4.2 Entire Agreement. This Agreement and any other Ancillary Agreements constitutes the entire agreement between the parties.

Section 4.3 Governing Law. This Agreement shall be governed and construed and enforced in accordance with the laws of the State of Delaware as to all matters regardless of the laws that might otherwise govern under the principles of conflicts of laws applicable thereto.

Section 4.4 Termination. This Agreement and all Ancillary Agreements may be terminated and the Transfer of Assets abandoned at any time prior to the end of the transition phase. In the event of termination pursuant to this Section, no party shall have any liability of any kind to the other party.

Section 4.5 Assignment. This Agreement may not be assigned by any party hereto.

Section 4.6 Amendment. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to such agreement.

Section 4.7 Authority. Each of the parties hereto represents to the other that it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, and this Agreement is a legal, valid and binding obligation enforceable against it in accordance with its terms subject to applicable laws and general equity principles.

Date: _Jan. 18, 2007_

栗 山 工ミ子 ： President
_____
For Bene Co., Ltd. Signature and Title

栗 山 工ミ子 ： President
_____
For Bene IO, Inc. Signature and Title